Impact Hub Honolulu

Building community. Making impact.

IMPACTHUBHNL.COM
HONOLULU
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A diversified and collaborative future economy for Hawaii will provide more opportunities for success. We are helping to build this new world where we see everyone do well while doing good. Together, we can make Hawaii and the world a better place.

Nam
Vu Co-
Founder @
Impact Hub
Honolulu



Why you may want to support us...

1 Hosted over 10,000 people at over 260 events in 2018.

2 We grew to over 200 memberships in 18 months.

3 We invested $175,000 in event and coworking scholarships given to the community.

4 We're profitable! In January of 2019, we reached profitability from operations.

5 Our 39 offices were sold out before completion of buildout.

6 Impact Hub is aligned with the UN SDGs, and we actively create our events and policies based on sustainable growth and community engagement.

7 Our community is located in 17,770sf of space in the heart of Kaka'ako in Honolulu, Hawaii.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Nam Vu
Co-Founder
Nothing brings me more joy than to help someone achieve their dreams.



George Yarbrough
Co-Founder
I love to make connections that help others make steps for their success.



Anne Weber
Community Director, Co-Founder
SEE MORE

In the news













Our 5 Year Story

September 2014 -

We started as ProtoHub (Prototype Impact Hub). It was our 1-year coworking BETA to prove that Hawaii was ready for an Impact Hub and that we were the team to execute it.



We hit it out of the ball park! Numbers for the year:

- 160 members

- over 300 events

- email list of over 2000

May 2015

We were accepted as Impact Hub Honolulu into the Impact Hub global network to be a part of the largest network of Social Entrepreneurs. We would spend the next 2 years looking for a new home.

February 2017

We received a Hawaii State Grant in Aid to help us kickstart our Impact Hub. Now we had to find a new home!

June 2017

After 2.5 years of us hounding and begging them, our new landlords finally agreed to lease our new home to us.

We transformed this:



And opened our doors in November 2017 with this:



November 2018

Driven by demand, we added another 4000sf of space on the second floor of our building and our offices were completely filled before we finished construction.



December 2018

We wrap up 2018 with some numbers:

- 10000+ people have attended 260+ events

- 200+ members

- $175,000 in event and coworking scholarships to colleges and people in need.

- 17,700sf with 38 private offices

Building Community. Making Impact.







January 2019

We had our first month of profitability from operations! Things are looking great!


Financial Highlights by Year - Kaka'ako
Revenues
Expenses
Profit
$600K
$400K
$200K
$0K
FY2016
FY2017
FY2018

April 2019

Building on our momentum, and desire to expand our vision to more of our community, we signed the lease for our second location on the island of Oahu located in Hawaii Kai. It will be 7100sf with views of the marina. It will be sweet! Target opening is Q4 2019.

We need your help to build more locations so that we can spread our vision of how everyone can do well and do good.

Most of the money we raise will be used towards renovation and construction of new locations. The more we raise, the quicker we can make our dream of a network of 12 Impact Hubs in Hawaii a reality. Our members will be able to use the same membership to access any location. It's an interconnected network of places for positive social change and getting work done that is also connected to the larger network of 100 locations and 15,000 global members.

Investor Q&A

COLLAPSE ALL

What does your company do?

We provide a gathering space where people connect, collaborate and build. We empower people and businesses for a better world. We remove barriers so our members can focus on what they are passionate about.

Where will your company be in 5 years?

We aim to be the leading coworking, community space and managed office provider in Hawaii. With the same membership, our members will be able to work anywhere in our network of 12 coworking spaces on Oahu, Maui, Kauai and the Big Island. Members can currently visit our 100+ sister locations around the globe with our Global Passport.

Why did you choose this idea?

A diversified and collaborative future economy for Hawaii will provide more opportunities for success. We are helping to build this new world where we see everyone do well while doing good. Together, we can make Hawaii and the world a better place.

What's new about what you're making? How is it different?

The minute you walk through our doors you know there is something different. We're a coworking space that makes a difference. Building community. Making impact. Together.

What do you understand about your business that others don't get?

Impact Hub Honolulu is about community. Developing genuine relationships and caring for each other leads to synergies and collaborations. The inspiring spaces are a plus.

What's your biggest risk? What keeps you up at night?

Not having enough time and resources to achieve our goals.

How will you make money?

Currently, revenues come from memberships, offices, events, programs and grants and donations. We want to start generating revenues from investing in companies and incubation activities. Our coworking memberships start at $30/month for 2 days a month up to our Unlimited membership which has 24/7 access at $285/month. Offices start at $540/month. We are currently profitable! Yah! In 2018, we had revenues of $623,784.

What would you do with the money you raise?

With the money raised we would build out additional locations to grow our reach into the community and also grow our revenues. We want everyone to have a safe, inspiring place to work on what they are passionate about without having to waste time driving in traffic. We estimate that it will cost $250,000 to build out each new location that will serve 200-300 members each.

Who are your competitors?

There are currently 6 other coworking spaces on Oahu excluding Regus, Premier Office Centers and Resource Suites which are managed office products. Our goal is to spread the word about the benefits of coworking so that more people are aware of this option.

Why would people come and pay you money to work? Why don't they just work at home?

For many people working at home is not an option. With multigenerational households becoming more popular, kids, chores, and other distractions, working from home can be a big challenge for some. The lack of technology and reliable Internet connectivity can also be a challenge. In addition, working at home can be really isolating and stifling to innovation and creativity. Coworking lets you focus on what you need to get done and what you are passionate about. We take care of the rest. Plus, the opportunities to network, collaborate, and build your business helps to grow revenues.

Why would I rent an office there versus leasing my own space somewhere else?

It's about shared resources. If you leased an office, you would maybe also need a reception area. Maybe a receptionist? How about a meeting room or a break room? Since these spaces are not used all the time, you would be paying for space that could otherwise be shared. How about Internet service, copiers, printers, coffee? Now you need an office manager. And don't forget that lease! Who needs a lease? We don't believe in tying people into a space if they no longer need it. All of our memberships are month-to-month. Offices are also memberships and have a 30-day notice to vacate. If your situation changes you should be able to do what is best for you. We are about removing barriers for people, not creating more barriers.

In the news



Co-working space Impact Hub Honolulu to open in Kaakako in July - Pacific Business News

Impact Hub Honolulu, a co-working, office and community event space will open at 1050 Queen St. in the Ward area of Honolulu on July 18. With close to 14,000 square feet of space, Impact Hub said it will be largest co-working space in Hawaii.
January 18, 2019 @ bizjournals.com



Cowork Boom - Pacific Business News

There is a national and even global demand for flexible office spaces and the collaborative environment that many freelancers, startups and independent consultants lack when working from home or the average coffee shop. Recently, coworking has emerged as the answer to that need, and Hawaii is following suit.
January 18, 2019 @ bizjournals.com



Impact Hub brings co-working and community space to Honolulu

It's time to break out the polyester and platform shoes as Hawaii's newest coworking space, Impact Hub Honolulu, celebrates its grand opening in groovy 70's style. Located in the heart of Kaka'ako, the disco themed event will be held on Saturday night, January 27th, from 7:00 to 10:00 p.m., and is a fundraiser...
January 18, 2019 @ hawaiinewsnow.com



Out of the Office: Playful Workspaces

Like a health club, a co-working space offers group or private space to work, office amenities, coffee, and a collegial atmosphere. Self-employed people and start-ups, especially, have embraced the phenomenon. HPR's Noe Tanigawa reports people of all ages are getting into the game as office culture changes in the 21st century.
January 17, 2019 @ hpr2.org



Coworking Spaces Do Much More Than You Think

We found almosttwo dozen coworking locations on four Hawaiian Islands and each is unique To cope with her mother's disappearance when she was 11, Lauren Hana Chai started painting. She created dramatic portraits of San Francisco, Los Angeles, Honolulu, Las Vegas, Hong Kong and South Korea - the locations where private investigators and others determined her mother was last seen.
September 24, 2018 @ hawaiibusiness.com



Impact Hub Honolulu turns Red Knot to create creative environment.

Impact Hub Honolulu is a co-working, office, community, and event space that creates sustainable impact through collaboration and community empowerment. They are part of a network of 102 Impact Hubs around the world with over 15K members.They believe that building a vibrant, diverse, and active community creates an eco-sphere where members support one another by lending time, leading workshops, hosting events, expressing themselves through art, providing funding and mentorship, launching companies, and exploring the future.
June 16, 2018 @ khon2.com



Impact Hub Honolulu Grand Opening Party

January 29, 2018 @ staradvertiser.com



Indian Folk Dance Night at Impact Hub Honolulu

October 30, 2017 @ staradvertiser.com